FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

The Quarterly Statement 2004 (January - September) dated 28 October 2004 was published in Hong Kong newspapers on 29 October 2004 and will be despatched to shareholders on 8 November 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 29 October 2004

CLP HOLDINGS LIMITED

Quarterly Statement 2004

(January – September)

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the nine months ended 30 September 2004 are summarised below:

Highlights

	9 months ended 30 September
	2004	2003	Increase
Turnover, HK$ million
Scheme of Control	20,482	19,532	4.9%
Total (Note)	23,520	20,935	12.3%

Interim dividends, HK$ per share	1.35	1.23	9.8%

Electricity sold (Scheme of Control), kWh millions
Kowloon and New Territories	21,843	21,304	2.5%
Including sales to the Chinese mainland	23,844	23,478	1.6%

Note:	Turnover in 2004 includes the full nine-month turnover of overseas subsidiaries, Yallourn Energy Pty Limited in Australia and Gujarat Paguthan Energy Corporation Private Limited in India; while in 2003 only the turnover for the period after each of them became a subsidiary of the Group in April and June 2003 respectively were incorporated.

Hong Kong Electricity Business

The local economy experienced a strong upturn. Local consumer sentiment and business investment improved. In the first nine months of 2004, local sales of electricity rose 2.5%. This growth was supported by the Commercial Sector and the Infrastructure & Public Services Sector which benefited from the economic rebound and commencement of operation of a new railway line. Moreover, with improved export performance, the decline in Manufacturing Sector slowed. The Residential Sector, affected by cooler summer weather, recorded only small growth. A breakdown of the sales increase and percentage of total local sales by sector is as follows:

	Increase/(Decrease)	% of Total Local Sales

Residential	0.5%	25.9%
Commercial	3.7%	38.2%
Infrastructure & Public Services	4.1%	26.1%
Manufacturing	(0.5%)	9.8%

Electricity demand from Shekou remained strong. Power shortage in Guangdong persisted and sales to Guangdong Guang-Dian Power Grid Group Company Limited continued. Against a high base in 2003, the sales to the Chinese mainland dropped by 7.9% in the nine-month period. Total unit sales, including sales to the Mainland, rose 1.6% over the same period in 2003.

Regional Electricity Businesses

Chinese Mainland

We have seen increases in domestic coal prices in the Mainland during the year, although not to the same extent as in the international market. Despite the rapid growth in domestic demand for coal, all of our joint venture operations have been able to maintain a secure supply.

We continue to pursue provincial and state approvals for the development of a greenfield coal-fired project (2 x 600MW) at Fangchenggang in Guangxi. If the project secures the relevant approvals, it will proceed with CLP as the majority shareholder owning a 70% interest in partnership with Guangxi Water & Power Engineering (Group) Co. Ltd.

Asia-Pacific Region

Internationally traded coal prices and the associated freight charges continue at unprecedented high levels. This is affecting earnings from our joint venture in Taiwan, but there is an adjustment mechanism under the power purchase agreement that will mitigate the effect over a period of time.

Construction of the BLCP project in Thailand is progressing on schedule with main foundations well advanced and structural steelwork under erection. CLP holds a 50% share in this project, which comprises 2 x 717MW coal-fired units. We are starting preparations for recruitment and training of operational staff, in anticipation of the start of commercial operation in 2006.

Dividend

Directors today declared the third interim dividend for 2004 of HK$0.45 per share payable on 15 December 2004 to Shareholders registered as at 3 December 2004. The dividend of HK$0.45 per share (2003: HK$0.41 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 3 December 2004. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 2 December 2004.

The Hon. Michael D. Kadoorie

Chairman of the Board of Directors

Hong Kong, 28 October 2004

This Statement will be despatched to Shareholders on 8 November 2004 and is also available at the Investor Relations section on the Company’s website at www.clpgroup.com.

Non-executive Directors: Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan

Independent Non-executive Directors: The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan

Group Managing Director: Mr. Andrew Brandler

Executive Directors: Mr. Peter P. W. Tse, Mr. Peter W. Greenwood, Dr. Y. B. Lee